SRK Consulting (UK) Limited
5th Floor Churchill House
17 Churchill Way
City and County of Cardiff
CF10 2HH, Wales
United Kingdom
E-mail:   enquiries@srk.co.uk
URL:   www.srk.co.uk
Tel:     + 44 (0) 2920 348 150
Fax: + 44 (0) 2920 348 199

CONSENT OF QUALIFIED PERSON

I, Timothy John McGurk, confirm that:

I am the Qualified Person for the Cukaru Peki Upper Zone Mineral Resource estimate and PEA referenced in the Annual Information Form of Nevsun Resources Ltd. dated February 23, 2017 (“AIF”).

I have read National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and understand these Standards as pertains to the work for which I am responsible as disclosed in the AIF.

I am a Corporate Consultant (Mining Engineering) with SRK Consulting (UK) Ltd and have 25 years’ experience in the industry; I am a Chartered Engineer of the UK Engineering Council (membership number 487211) and a Fellow of the Institute of Materials, Minerals and Mining (membership number 47795).  I am a Qualified Person as defined in NI 43-101, having 25 years of experience which is relevant to the style of mineralization and type of deposit described in the AIF, and to the activity for which I am accepting responsibility.

I have reviewed the AIF to which this statement of consent applies (draft as of 17th February 2017).

I am independent of the issuer as described by Section 1.4 of NI 43-101.

I verify that the information in the AIF is based on and fairly and accurately reflects in the form and context in which it appears, the information in my supporting documentation relating to Cukaru Peki Upper Zone Mineral Resources.

I consent to the release of the AIF and this statement of consent by Nevsun Resources Ltd.

Dated this 17th February 2017.

“Timothy John McGurk”
Timothy John McGurk

Registered Address: 21 Gold Tops, City and County of Newport, NP20 4PG, Wales, United Kingdom. SRK Consulting (UK) Limited Reg No 01575403 (England and Wales)	Group Offices: Africa Asia Australia Europe North America South America